BONTAN CORPORATION INC.

47 Avenue Road, Suite 200, Toronto, Ontario   M5R 2G3

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Bontan Corporation Inc. (the “Corporation”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Corporation’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instruments 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.  If you wish to receive either or both of the Statements, you must complete this form and forward it to our corporate offices at the following address:

BONTAN CORPORATION INC.

47 Avenue Road, Suite 200

Toronto, Ontario  M5R 2G3

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements.  (Registered holders are those with shares registered in their name:  beneficial owners have their shares registered in an agent, broker or bank’s name).

Please put my name on your Supplemental Mailing List to receive the Statements (as indicated)

of Bontan Corporation Inc.

(PLEASE PRINT YOUR NAME, ADDRESS AND E-MAIL ADDRESS)

___________________  Interim Financial Statements and MD&A

___________________  Annual Financial Statements and MD&A

___________________  Check here to receive by e-mail

(First Name and Surname)

(Number and Street)                                                            (Apartment/Suite)

(City)                                                 (Province/State)                   (Postal Code)

____________________________________________

(E-mail address)

Signed:_________________________________

                     (Signature of Shareholder)